SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

DIGITAL IMPACT, INC.

(Name of Subject Company)

DIGITAL IMPACT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.001 per share

(including the associated

Preferred Stock Purchase Rights)

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

William Park

President, Chief Executive Officer and Chairman of the Board of Directors

177 Bovet Road, Suite 200

San Mateo, California 94402

(650) 356-3400

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12 East 49th Street

New York, NY 10017

(212) 999-5800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Digital Impact, Inc., a Delaware corporation (“Digital Impact” or the “Company”). The address of the Company’s principal executive offices is 177 Bovet Road, Suite 200, San Mateo, California 94402 and the telephone number is (650) 356-3400.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), including the associated Preferred Stock Purchase Rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Preferred Stock Rights Agreement, dated as of March 4, 2005, as amended by Amendment No. 1 to Rights Agreement, dated as of March 24, 2005 (the “Rights Agreement”) between the Company and Computershare Investor Services LLC (the “Rights Agent”). As of March 28, 2005, there were 37,406,514 shares of Common Stock issued and outstanding, up to an additional 200,000 shares of Common Stock available for issuance in connection with a potential earnout payment pursuant to the Company’s acquisition of Marketleap.com, Inc., which acquisition was consummated on July 12, 2004, and an additional 6,413,061 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.digitalimpact.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer. This Statement relates to the tender offer by Adam Merger Corporation, a Delaware corporation (“Offeror”), a wholly owned subsidiary of Acxiom Corporation, a Delaware corporation (“Acxiom”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Acxiom with the Securities and Exchange Commission (the “SEC”) on April 1, 2005, and under which Offeror is offering to purchase all outstanding Shares at a price of $3.50 per Share, net to the holder thereof in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Acxiom, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Acxiom. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Offer to Purchase, Offeror’s and Acxiom’s principal executive offices are located at 1 Information Way, P.O. Box 8180, Little Rock, Arkansas 72202-8180 and the telephone number of the principal executive offices is (501) 342-1000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Statement, in the Information Statement (as defined below) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror, Acxiom or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

(a) Arrangements with Executive Officers and Directors of the Company.

Certain contracts, agreements, arrangements or understandings between the Company and its directors and officers are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(7) through (e)(15) hereto, which are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 28, 2005, the Company’s directors and executive officers owned 5,090,693 Shares in the aggregate (excluding the exercise of options to purchase Shares and Shares subject to forfeiture and a right of repurchase). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $17,817,426 in cash.

As of March 28, 2005, the Company’s directors and executive officers held options to purchase 478,750 Shares in the aggregate, 376,145 of which were vested and exercisable as of that date, with exercise prices ranging from $0.73 to $17.50 and an aggregate weighted average exercise price of $1.31 per Share. As of March 28, 2005, the Company’s directors and executive officers held 654,477 shares of restricted stock in the aggregate, all of which were subject to forfeiture and a right of repurchase of the Company as of that date.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Amended and Restated Certificate of Incorporation provides for the indemnification of the Company’s directors to the fullest extent permissible under Delaware law. The Company’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Company, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company and, provided further, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The Company has indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under Delaware law.

Following the Effective Time, Acxiom has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its present and former directors and officers and any other employee of the Company (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.

For a period of six years after the Effective Time, Acxiom has also agreed to cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

(b) Arrangements with Acxiom.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Stockholders’ Agreements. The summary of the Stockholders’ Agreements, dated as of March 25, 2005 by and among Acxiom, Offeror and each of William Park, David Oppenheimer, Kevin Johnson, Gerardo Capiel, Martha Deevy, Michael Gorman, Edward Spiegel, Peter Pervere and Michael Brown (the “Stockholder Agreements”) contained in Section 11 of the Offer to Purchase are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreements.

Amendment to Rights Agreement. The summary of Amendment No. 1 to Rights Agreement, dated as of March 9, 2005, between the Company and Computershare Investor Services LLC (the “Rights Amendment”) contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Rights Amendment.

Confidentiality Agreement. The summary of the Confidentiality Agreement, dated as of March 9, 2005, between the Company and Acxiom (the “Confidentiality Agreement”) contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.

Employment Agreements. The summaries of the Employment Agreements, dated as of March 25, 2005, between Acxiom and each of William Park, Gerardo Capiel and Kevin Johnson (the “Employment Agreements”) contained in Section 11 of the Offer to Purchase are incorporated herein by reference. Such summaries are qualified in their entirety by reference to the Employment Agreements.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

At a meeting held on March 24, 2005, the Board of Directors, by unanimous vote of all of its directors, (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference.

(b) Background.

In mid-October of 2004, the Company received a letter from infoUSA Inc. (“infoUSA”) in which infoUSA proposed to acquire all of the Shares for $2.00 per Share either all in cash or or in cash and stock. The Company received another letter from infoUSA in early November of 2004 indicating infoUSA’s continued interest to engage in discussions regarding a potential business combination transaction with the Company. The Company responded to this letter on November 16, 2004, indicating that the Company did not want to proceed with discussions with infoUSA at that time.

On February 10, 2005, the Company received a letter from infoUSA stating that it was prepared to propose an acquisition of all of the Shares for $2.00 per Share in cash (the “February Letter”). On the same day, infoUSA issued a press release announcing its proposal to acquire Digital Impact for $2.00 per Share in cash.

On February 10, 2005, the Company issued a press release stating that it had received the February Letter and that the Board of Directors was reviewing the proposal contained in the February Letter in accordance with its fiduciary duties.

Following the February 10, 2005 public announcements, the Company received several inquiries from third parties regarding potential business combination transactions with the Company.

In meetings held on February 14, 16 and 17, 2005, the Board of Directors considered the current financial plan of the Company, and received a report from management on the operations, the projected financial performance and strategic position of the Company. The Board of Directors also reviewed its fiduciary duties in reviewing its strategic alternatives, including potential business combination transactions. The Board of Directors also instructed management to explore introductory meetings with those third parties that had contacted the Company after the February Letter. The Board of Directors did not make any decision with respect to any particular strategic direction for the Company.

On February 15, 2005, Acxiom contacted the Company to inquire whether the Company would be interested in discussing a possible business combination in view of recent events.

On February 18, 2005, the Company entered into a confidentiality and standstill agreement with Acxiom. During the next several days, the Company entered into similar confidentiality and standstill agreements with other third parties.

On February 18, 2005, a representative of the Company telephoned a representative of infoUSA to indicate that the Company would provide infoUSA with a formal response to the February Letter in the following week.

On February 24, 2005, infoUSA commenced an unsolicited tender offer to purchase all of the Shares for a cash purchase price per Share of $2.00 (the “Unsolicited Offer”). The Company issued a press release on the same day urging its stockholders to take no action with respect to the Unsolicited Offer until such time as the Board of Directors, in consultation with independent legal and financial advisors, could carefully consider and evaluate the Unsolicited Offer and issue its recommendation to the Company’s stockholders.

On February 25 and 26, 2005, representatives of Acxiom met with representatives of the Company. The parties discussed their respective businesses. In addition, Acxiom again inquired whether the Company would be interested in discussing a possible business combination transaction. During the week of February 28, 2005, the Company contacted Acxiom to indicate that the Company would like to move forward with discussions and the parties scheduled a meeting to be held on March 10, 2005.

On March 4, 2005, the Board of Directors held a meeting, at which the Board of Directors, after a review of its fiduciary duties and careful consideration and consultation with management and independent legal and financial advisors, unanimously determined (i) that the Unsolicited Offer was financially inadequate and not in the best interests of the Company’s stockholders and (ii) to recommend that the Company’s stockholders reject the Unsolicited Offer and not tender their Shares. At this meeting, the Board of Directors also adopted a stockholder rights plan, amended and restated existing retention agreements with certain of its key employees, and adopted a 2005 Employee Retention Plan. On March 7, 2005, the Company issued a press release and filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9, pursuant to which the Board of Directors communicated these determinations. Also, at the March 4, 2005 meeting, the Board of Directors directed management to work with Credit Suisse First Boston, the Company’s financial advisor, to identify and contact other third parties that may have an interest in discussing a possible business combination transaction.

On March 10, 2005, representatives of Acxiom met with representatives of the Company. At the meeting, the Company shared a management presentation with Acxiom. The Company indicated that it had received inquiries from other third parties regarding a possible transaction, but that the Company had not commenced negotiations with any party. Subsequent to the meeting, Acxiom indicated to the Company its desire to have a follow-up meeting for Acxiom to share with the Company its management presentation.

On March 11, 2005, a representative of Acxiom spoke to a representative of the Company and again inquired if the Company would be interested in entering discussions regarding a possible business combination transaction at a proposed price. The Company indicated that it would prefer to remain independent rather than pursue a business combination at the proposed price.

During March 2005, the Company continued to have exploratory discussions with other parties regarding a possible business combination transaction with the Company.

During this period, the Company also amended its confidentiality agreement to revise the standstill provision with each of the parties with whom the Company had previously entered into confidentiality agreements, including Acxiom and used the revised form of confidentiality agreement with subsequent third parties.

During the week of March 14, 2005, a representative of the Company provided due diligence materials to Acxiom and indicated that the Company believed that there was long-term value in pursuing the Company’s business plan and that before entering into any discussions regarding a possible business combination, any potential acquirer would need to at least provide the Company’s stockholders similar value. Although the parties were substantially apart on valuation, Credit Suisse First Boston LLC (“Credit Suisse First Boston”) delivered to Acxiom a form of merger agreement which Wilson Sonsini Goodrich & Rosati, the Company’s legal counsel (“WSGR”) had previously prepared for distribution to interested third parties.

On March 16, 2005, Charles Morgan, Chairman of Acxiom, spoke with William Park, Chairman of Digital Impact, by telephone and discussed a range of valuations for a potential transaction, and based on this discussion, they agreed that they and their representatives would meet the following day.

On March 17, 2005, representatives of the Company met with representatives of Acxiom to continue to discuss whether the parties could agree on a valuation range in order to commence negotiations. The parties had significant differences on valuation, which they were unable to resolve at the meeting.

Later that day after the meeting had ended, Acxiom indicated it would like the Company to make a presentation to representatives of Stephens Inc., Acxiom’s financial advisor (“Stephens”), to explain the Company’s rationale with respect to valuation. On March 18 and 19, 2005, the parties scheduled a meeting with Acxiom’s financial advisors and the Company the following week. Representatives of Acxiom indicated that they needed to better understand the Company’s prospects to substantiate a higher valuation.

During this period, the Company continued to engage in preliminary discussions with other third parties about potential business combination transactions.

On March 21, 2005, representatives of Acxiom and the Company held telephonic discussions with respect to a possible transaction.

On March 22, 2005, outside legal counsel to the Company sent to outside legal counsel of infoUSA a confidentiality agreement with a standstill provision which was substantially similar to the revised form of confidentiality agreement the Company had executed with third parties. The Company never received an executed copy of such agreement.

During the evening of March 22, 2005 and the morning of March 23, 2005, representatives of Acxiom and the Company, including representatives of Stephens and Credit Suisse First Boston met to discuss the Company’s prospects and valuation of a potential transaction. Also on March 22, 2005, the Company received comments to its form of merger agreement from Kutak Rock LLP, legal counsel to Acxiom (“Kutak Rock”).

Beginning on March 23, 2005, representatives of Kutak Rock and representatives of WSGR engaged for the first time to discuss the proposed transaction and commence negotiations of the terms and conditions of definitive agreements. Acxiom’s management and counsel continued meetings with the Company’s management and counsel for purposes of conducting further due diligence on the Company.

On March 23, 2005, the Board of Directors met to review the financial and other terms of the proposed transaction and draft agreements under discussion, including the significant open issues under negotiation between the parties. WSGR also reviewed with the Board of Directors its fiduciary duties with respect to the proposed transaction. The Board of Directors authorized management to continue negotiations and advise the Board of Directors of its progress.

By March 24, 2005, the parties had negotiated the principal terms of a merger agreement subject to approval by their respective boards of directors. On March 24, 2005, the Board of Directors held a special meeting to review, with the advice and assistance of WSGR and Credit Suisse First Boston, the proposed terms and conditions of the proposed transaction and the current draft of the merger agreement. Representatives of WSGR summarized for the Board of Directors the terms of the most recent draft of the merger agreement that had been negotiated by the parties as well as the remaining issues that remained to be negotiated by the parties, and reviewed with the Board of Directors its fiduciary duties in considering the proposed transaction. At such meeting, Credit Suisse First Boston reviewed with the Board of Directors various financial analyses and conveyed the oral opinion of Credit Suisse First Boston (subsequently confirmed in writing) that, as of March 24, 2005 and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of the Shares in the Offer and the Merger, was fair, from a financial point of view, to such holders, other than affiliates of the Company. Following Credit Suisse First Boston’s delivery of its opinion, and after careful consideration, the Board of Directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved the merger agreement and the transactions contemplated thereby (including the Offer and the Merger), which approval constituted approval under Section 203 of the DGCL, and (iii) recommended that the Company’ stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board of Directors also approved the Rights Amendment. The Board of Directors authorized management to negotiate the remaining open items.

On March 24, 2005, Acxiom informed the Company that its board of directors had approved the transaction and had authorized its management to negotiate the remaining open items.

On March 25, 2005, the Company filed an amendment to its Schedule 14D-9 with respect to the Unsolicited Offer disclosing that it had reached an agreement under which Acxiom would propose to acquire all of the Shares for a purchase price of $3.50 per Share in cash.

On March 25, 2005, the parties continued to negotiate the final terms of the merger agreement. The Merger Agreement was completed and executed late in the afternoon, California time, on Friday, March 25, 2005. On March 26 and March 27, the parties worked on a joint press release and other communications materials. A joint press release announcing the execution of the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, was issued on March 28, 2005.

On March 29, 2005, infoUSA issued a press release announcing the termination of the Unsolicited Offer.

On April 1, 2005, Acxiom commenced the Offer.

(c) Reasons for Recommendation.

In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors consulted with its financial and legal advisors and with senior management of the Company and considered a number of factors including the following:

1.	Financial Condition and Prospects of the Company. The Board of Directors’ knowledge and familiarity with the Company’s business, financial condition, results of operations, the Company’s financial plan and prospects of the Company if it were to remain independent. The Board of Directors discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, as well as the competitive environment in which the Company operates.

2.	Premium over the Unsolicited Offer. The fact that the Offer Price represents a premium of approximately 75% more per Share than the Unsolicited Offer of $2.00 per Share. The Board of Directors also reviewed and considered financial analyses provided by, and its discussions with, Credit Suisse First Boston in connection with the Unsolicited Offer.

3.	Analysis and Presentation of Management. The Board of Directors reviewed and considered the analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company, including management’s view that the Offer is fair to the stockholders of the Company, and that the Offer is in the best interests of the Company and its stockholders.

4.	Financial Analyses and Opinion of Credit Suisse First Boston. At a meeting of the Board of Directors held on March 24, 2005, the Board of Directors reviewed and considered the presentation of Credit Suisse First Boston concerning the Company, Acxiom and the financial aspects of the Offer and the Merger, including the opinion of Credit Suisse First Boston, which was orally conveyed to the Board of Directors on March 24, 2005, and subsequently confirmed in writing, to the effect that, as of March 24, 2005 and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, other than affiliates of the Company, which opinion is attached hereto as Annex II and incorporated herein by reference.

5.	Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents (i) a premium of approximately 53% over the $2.29 closing price of the Shares on the Nasdaq Stock Market (“Nasdaq”) on March 24, 2005, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and (ii) a premium of approximately 145% over the $1.43 closing price of the Shares on Nasdaq on February 9, 2005, the last full trading day prior to the first public announcement of the February Letter.

6.	Results of Discussions with Third Parties. The results of discussions with certain other third parties regarding a possible business combination, acquisition or similar transaction with the Company.

7.	Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

a.	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

b.	No Financing Condition. Acxiom’s obligations under the Offer are not subject to any financing condition, the representations of Acxiom in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Acxiom’s financial strength.

c.	No Solicitation. The provisions in the Merger Agreement that provide for the ability of the Board of Directors to respond to unsolicited acquisition proposals, if (A) the Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) that the acquisition proposal is, or is reasonably likely to result in, a Superior Offer (as defined in Section 6.1(f) of the Merger Agreement) and (B) the Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties.

d.	Change in Recommendation. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e.	Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Change of Recommendation (as defined in Section 6.1 of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Acxiom a $5,250,000 termination fee.

f.	Certainty of Closure. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

8.	Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

9.	Extension of Offer Period. Under certain circumstances, Acxiom is required to extend the Offer up to July 25, 2005 if certain conditions are not satisfied as of any expiration date.

10.	Business Reputation. The business reputation and capabilities of Acxiom and its management.

11.	Economic Climate. The current regional, national and international economic climate, including variability in stock prices on Nasdaq.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Digital Impact were aware of the interests of executive officers and directors of Digital Impact as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Intent to Tender.

To the Company’s knowledge, all of Digital Impact’s executive officers, directors, affiliates and subsidiaries currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned other than Shares subject to forfeiture and a right of repurchase. The summary of the Stockholder Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreements.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer.

Credit Suisse First Boston. The Board of Directors retained Credit Suisse First Boston to act as its financial advisor in connection with, among other things, the Offer and the Merger. Credit Suisse First Boston was selected by the Board of Directors based on Credit Suisse First Boston’s qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. From time to time, Credit Suisse First Boston and its affiliates have in the past provided and in the future Credit Suisse First Boston may provide, investment banking and other financial services to Digital Impact and Acxiom, for which Credit Suisse First Boston has received, and would expect to receive, compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Digital Impact, Acxiom and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

Digital Impact engaged Credit Suisse First Boston to provide financial advisory services to the Board of Directors in connection with, among other things, the Offer and the Merger, including, among other things, rendering its opinion, which is filed as Annex II hereto and is incorporated herein by reference. Pursuant to the terms of an engagement letter, Credit Suisse First Boston will receive a customary fee for its services, a significant portion of which is contingent upon the consummation of the Offer. Credit Suisse First Boston will also receive a fee for rendering its opinion. In addition, Digital Impact has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and disbursements of its legal counsel, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and other items arising out of or in conjunction with Credit Suisse First Boston’s rendering of services under its engagement, including liabilities arising under the federal securities laws.

Innisfree M&A Incorporated. The Company has retained Innisfree M&A Incorporated to assist it in connection with communications with its stockholders with respect to the Offer. The Company has agreed to pay Innisfree M&A Incorporated customary compensation for its services and reimbursement of out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Innisfree M&A Incorporated against certain liabilities arising out of or in connection with its engagement.

Joele Frank, Wilkinson Brimmer Katcher. The Company has retained Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank, Wilkinson Brimmer Katcher for its out-of-pocket expenses arising out of or in connection with its engagement. The Company has also agreed to indemnify Joele Frank, Wilkinson Brimmer Katcher against certain liabilities arising out of or in connection with its engagement.

Item 6.	Interest In Securities Of The Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

The summary of the Stockholder Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreements.

Effective as of January 3, 2005, the William C. Park Annuity Trust V UDT dated August 12, 2002 terminated and 10,267 Shares held by the trust were distributed, without consideration, to the beneficiaries thereof.

On March 24, 2005, David Oppenheimer made gifts, without consideration, of 9,555 Shares to each of his two children.

On March 31, 2005, pursuant to the terms of existing Exchange Election and Restricted Stock Purchase Agreements, David Oppenheimer, Kevin Johnson and Michael Gorman forfeited 4,287 Shares, 4,824 Shares and 4,518 Shares, respectively, to the Company in connection with statutory withholding for federal, state and local taxes for shares of restricted stock that vested on March 31, 2005.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Acxiom and Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company outstanding, which entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Offeror acquires or controls the voting power of at least 90 percent of the Shares, Acxiom would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Acxiom and Offeror do not own 90 percent of the outstanding Shares following consummation of the Offer, Acxiom and Offeror could seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration paid per Share for any Shares after acquired in the open market could be greater or less than that paid in the Offer.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Acxiom and Offeror by virtue of such actions. In addition, the Board of Directors approved for purposes of Section 203 the Stockholder Agreements between Acxiom and each of the stockholders party thereto and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Acxiom and Offeror by virtue of such action.

United States Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Acxiom of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Acxiom has filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing unless earlier terminated by the FTC and the Antitrust Division or Acxiom and Offeror receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Acxiom or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Acxiom and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Acxiom’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company has also filed its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of

Shares acquired by Offeror or the divestiture of substantial assets of Acxiom or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While Digital Impact believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Stockholder Rights Plan. Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one Right to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding Share. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $10.00 (the “Purchase Price”), subject to adjustment.

In connection with the Merger Agreement, the Company and the Rights Agent entered into the Rights Amendment. The effect of the Rights Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, without triggering the separation or exercise of the Rights or any adverse event under the Rights Agreement.

The Rights Amendment generally provides that (i) Acxiom shall not be an Acquiring Person under the Rights Agreement solely by virtue of entering into the Merger Agreement and the performance of the transactions contemplated thereby, including the Offer and the Merger and (ii) the entry into the Merger

Agreement, the Offer, the Merger and the performance of the transactions contemplated thereby shall not result in the grant of Rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

Forward Looking Statements. This Schedule includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on the Digital Impact’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning the Digital Impact’s possible or assumed future results of operations and also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” or similar expressions, but their absence does not mean that the statement is not forward-looking. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause Digital Impact’s actual results to differ materially from those projected in such forward-looking statements, including: the ability to execute the Company’s business plan; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; the risks of losing clients, failing to acquire new clients or the reduction of campaign volume from existing clients; and other risks referenced from time to time in Digital Impact’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that Digital Impact customers may delay or refrain from purchasing Digital Impact products due to uncertainties about Digital Impact’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation is commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements. Digital Impact is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated April 1, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Acxiom on April 1, 2005).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Acxiom on April 1, 2005).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)	Opinion of Credit Suisse First Boston, dated as of March 24, 2005 (attached hereto as Annex II).

(a)(5)*	Letter dated April 1, 2005 to Digital Impact stockholders.

(a)(6)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(a)(7)	Email, dated March 28, 2005, to Digital Impact customers (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 29, 2005).

(a)(8)	Email, dated March 28, 2005, to Digital Impact employees (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(a)(9)	Employee Frequently Asked Questions (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

Exhibit Number	Description

(a)(10)	Transcript of Conference Call with Investors (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(e)(1)	Agreement and Plan of Merger, dated March 25, 2005 by and among Acxiom Corporation, Adam Merger Corporation and Digital Impact (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(e)(2)	Form of Stockholder Agreements (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC on April 1, 2005).

(e)(3)	Confidentiality Agreement, dated March 9, 2005 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC on April 1, 2005).

(e)(4)	Employment Agreement dated March 25, 2005, between William Park and Acxiom (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(5)	Employment Agreement dated March 25, 2005, between Gerardo Capiel and Acxiom (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(6)	Employment Agreement dated March 25, 2005, between Kevin Johnson and Acxiom (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(7)	Amended and Restated Certificate of Incorporation (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on March 7, 2005).

(e)(8)	Bylaws (incorporated by reference to Digital Impact’s registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended)

(e)(9)	1998 Stock Plan, as amended and restated (incorporated by reference to Digital Impact’s Registration Statement on Form S-8 (SEC File No. 333-67686) filed with the SEC on August 16, 2001).

(e)(10)	1999 Director Equity Plan, as amended and restated (incorporated by reference to Digital Impact’s Information Statement on Schedule 14A filed with the SEC on June 24, 2003).

(e)(11)	Form of Retention Agreement (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on January 27, 2005).

(e)(12)	Form of Amendment to Retention Agreement (incorporated by reference to Digital Impact’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 7, 2005).

(e)(13)	Employment Agreement between Digital Impact and David Oppenheimer (incorporated by reference to Digital Impact’s registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended).

(e)(14)	Amended and Restated Retention Plan (incorporated by reference to Digital Impact’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 7, 2005).

(e)(15)	Form of Exchange Election and Restricted Stock Agreement (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on January 27, 2005).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of Credit Suisse First Boston, dated as of March 24, 2005.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC. /s/ David Oppenheimer
Dated: April 1, 2005	David Oppenheimer
Sr. Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated April 1, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Acxiom on April 1, 2005).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Acxiom on April 1, 2005).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)	Opinion of Credit Suisse First Boston, dated as of March 24, 2005 (attached hereto as Annex II).

(a)(5)*	Letter, dated April 1, 2005 to Digital Impact stockholders.

(a)(6)	Press Release issued by Acxiom and the Company on March 28, 2005 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(a)(7)	Email, dated March 28, 2005, to Digital Impact customers (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 29, 2005).

(a)(8)	Email, dated March 28, 2005, to Digital Impact employees (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(a)(9)	Employee Frequently Asked Questions (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(a)(10)	Transcript of Conference Call with Investors (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(e)(1)	Agreement and Plan of Merger, dated March 25, 2005 by and among Acxiom Corporation, Adam Merger Corporation and Digital Impact (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).

(e)(2)	Form of Stockholder Agreements (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC on April 1, 2005).

(e)(3)	Confidentiality Agreement, dated March 9, 2005 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC on April 1, 2005).

(e)(4)	Employment Agreement dated March 25, 2005 between William Park and Acxiom (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(5)	Employment Agreement dated March 25, 2005 between Gerardo Capiel and Acxiom (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(6)	Employment Agreement dated March 25, 2005 between Kevin Johnson and Acxiom (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Acxiom on April 1, 2005).

(e)(7)	Amended and Restated Certificate of Incorporation (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on March 7, 2005).

(e)(8)	Bylaws (incorporated by reference to Digital Impact’s registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended).

(e)(9)	1998 Stock Plan, as amended and restated (incorporated by reference to Digital Impact’s Registration Statement on Form S-8 (SEC File No. 333-67686) filed with the SEC on August 16, 2001).

(e)(10)	1999 Director Equity Plan, as amended and restated (incorporated by reference to Digital Impact’s Information Statement on Schedule 14A filed with the SEC on June 24, 2003).

Exhibit Number	Description

(e)(11)	Form of Retention Agreement (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on January 27, 2005).

(e)(12)	Form of Amendment to Retention Agreement (incorporated by reference to Digital Impact’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 7, 2005).

(e)(13)	Employment Agreement between Digital Impact and David Oppenheimer (incorporated by reference to Digital Impact’s registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended).

(e)(14)	Amended and Restated Retention Plan (incorporated by reference to Digital Impact’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 7, 2005).

(e)(15)	Form of Exchange Election and Restricted Stock Agreement (incorporated by reference to Digital Impact’s Current Report on Form 8-K filed with the SEC on January 27, 2005).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of Credit Suisse First Boston, dated as of March 24, 2005.

*	Filed herewith.

Annex I

Digital Impact, Inc.

177 Bovet Road, Suite 200

San Mateo, CA 94402

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about April 1 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of Digital Impact, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Acxiom Corporation, a Delaware corporation (“Acxiom”), to the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005 (the “Merger Agreement”), by and among Acxiom, Adam Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Acxiom (the “Offeror”) and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation / Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, on April 1, 2005, Offeror commenced a cash tender offer to purchase all outstanding Shares at a price of $3.50 per Share, net to the holder thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Acxiom with the Securities and Exchange Commission (the “SEC”) on April 1, 2005. The Offer is scheduled to expire at 12:00 Midnight on April 28, 2005. However, Offeror is required to extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on April 1, 2005 and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Acxiom, Offeror and the Acxiom Designees (as defined below) has been furnished to the Company by either Acxiom or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of March 28, 2005, there were 37,406,514 Shares issued and outstanding.

Acxiom Designees

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Acxiom will be entitled to elect or designate such number of directors (the “Acxiom Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected by Acxiom pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Acxiom and Offeror bears to the total number of Shares then outstanding. Promptly following a request by Acxiom, the Company shall take all action reasonably necessary to cause the Acxiom Designees to be elected or appointed to the Company Board, including, without limitation, at the option of Acxiom, increasing the number of directors (and amending the Bylaws if so required), or seeking and accepting resignations of incumbent directors, or both. The Company shall, upon Acxiom’s request, also cause persons elected or designated by Acxiom to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board (other than as it relates to action which may be taken or is required to be taken by the Continuing Directors (as defined below) pursuant to the Merger Agreement) (ii) each board of directors (or similar body) of each Company subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. The Company’s obligations to appoint Acxiom Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

Notwithstanding the foregoing, the Merger Agreement provides that in the event the Acxiom Designees are elected to the Company Board, at least two directors who were directors of the Company on March 25, 2005, the date the Merger Agreement was signed, shall continue to serve on the Company Board (the “Continuing Directors”) until the effective time of the Merger, and the affirmative vote of the Continuing Directors shall be required in order to (i) amend or terminate the Merger Agreement, or agree or consent to any amendment or termination of the Merger Agreement on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Acxiom or Offeror under the Merger Agreement, (iii) waive any of the Company’s rights, benefits or priviledges under the Merger Agreement if such action would adversely affect the interests of the Company’s stockholders (other than Acxiom, Offeror and their affiliates (other than the Company)), (iv) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement if such action would adversely affect the interests of the Company’s stockholders, or (v) approve any other action by the Company with respect to the transactions contemplated by the Merger Agreement which is reasonably likely to materially and adversely affect the interests of the Company’s stockholders.

Acxiom has informed the Company that it will choose the Acxiom Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Acxiom, sets forth, with respect to each individual who may be designated by Acxiom as an Acxiom Designee, the name, age of the individual as of March 31, 2005, present principal occupation and employment history during the past five years. Axciom has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. If necessary, Acxiom may choose additional or other Acxiom Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is Acxiom Corporation, 1 Information Way, Little Rock, Arkansas 72202.

Name of Acxiom Designee	Age	Present principal occupation or employment; Material positions held during the past five years

Robert S. Kline	61	Mr. Kline serves as Acxiom’s Chief Finance & Administration Leader. He joined Acxiom in 1973 and has served as a director of Acxiom since 1975. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Council. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

Name of Acxiom Designee	Age	Present principal occupation or employment; Material positions held during the past five years

Jerry C. Jones	49	Mr. Jones joined Acxiom in 1999 and currently serves as Business Development/Legal Leader. Prior to joining Acxiom, he was employed for 19 years as an attorney with the Rose Law Firm in Little Rock, Arkansas, representing a broad range of business interests. He is a member of the Board of Directors of Entrust, Inc. and the Arkansas Virtual Academy. Mr. Jones holds a degree in public administration and a law degree from the University of Arkansas.

Dathan A. Gaskill	49	Mr. Gaskill is a Vice President and Assistant Treasurer of Acxiom. He joined Acxiom in 1999 and currently serves as Acxiom’s Corporate Finance Leader. Previously, Mr. Gaskill spent 13 years in the securities industry as a senior analyst and director of research, specifically focused in the information technology and telecommunications industries. Mr. Gaskill holds a degree in computer science and an M.B.A. from the University of Arkansas at Little Rock.

None of the Acxiom Designees is a director of, or holds any position with, the Company. Acxiom has advised the Company that to the best knowledge of Acxiom, except as disclosed in the Offer to Purchase, none of the Acxiom Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Acxiom has advised the Company that to the best knowledge of Acxiom, none of the Acxiom Designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that the Acxiom Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than April 28, 2005, and that, upon assuming office, the Acxiom Designees will thereafter constitute at least a majority of the Company Board.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information regarding the beneficial ownership of the Company’s Common Stock as of March 28, 2005 by the following individuals or groups:

•	each person or entity who is known by the Company to own beneficially more than 5% of the outstanding Common Stock;

•	each executive officer of the Company named in the Executive Compensation—Summary Compensation Table of this Information Statement;

•	each director of the Company; and

•	all current directors and executive officers of the Company as a group.

Unless otherwise indicated, and except for any rights these persons’ spouses or children sharing a household may have, the persons listed in the table below have sole voting and investment power for shares of Company Common Stock shown as beneficially owned by them. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 28, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 37,406,514 shares of Common Stock outstanding as of March 28, 2005.

Name and Address	Stock Beneficially Owned (Excluding Options)	Options Exercisable within 60 Days of March 28, 2005	Total Beneficial Ownership	Percentage Ownership
Entities affiliated with Draper Fisher Jurvetson(1) 400 Seaport Court, Suite 250 Redwood City, CA 94063	4,244,847	—	4,244,847	11.3%
Federated Investors, Inc.(2) Federated Investors Tower Pittsburgh, PA 15222-3779	3,138,300	—	3,138,300	8.4%
William Park	3,225,161	—	3,225,161	8.6%
Gerardo Capiel	1,560,584	—	1,560,584	4.2%
David Oppenheimer	489,948	16,250	506,198	1.4%
Kevin Johnson	225,000	229,687	454,687	1.2%
Michael Gorman	175,000	—	175,000	*
Michael Brown	14,184	100,000	114,184	*
Edward J. Spiegel	27,411	30,000	57,411	*
Peter F. Pervere	14,184	10,000	24,184	*
Martha J. Deevy	13,698	—	13,698	*
All current directors and executive officers as a group	5,745,170	385,937	6,131,107	16.2%

*	Less than 1% of the outstanding shares of our common stock.
(1)	The shares listed for entities affiliated with Draper Fisher Jurvetson consist of 3,608,984 shares held by Draper Fisher Associates Fund IV, L.P., 323,806 shares held by Draper Fisher Partners IV, L.L.C., 203,132 shares owned by Timothy C. Draper, 100,000 shares owned by Steve Jurvetson and 8,925 shares owned by John H.N. Fisher according to the Schedule 13G filed by Draper Fisher Jurvetson on February 14, 2005. Messrs. Draper, Fisher, and Jurvetson are all general partners of Draper Fisher Jurvetson.
(2)	The shares listed for Federated Investors is according to the Schedule 13G filed by Federated Investors on February 14, 2005.

Company Board

The Company Board is composed of six directors. The Company’s certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of the Company Board will be elected each year. Michael Brown and William Park are Class III directors whose term will expire at our 2005 annual meeting. Gerardo Capiel and Peter F. Pervere are Class I directors whose term will expire at our 2006 annual meeting. Edward J. Spiegel and Martha J. Deevy are Class II directors whose term will expire at our 2007 annual meeting. Ruthann Quindlen resigned from the Company Board on May 7, 2004.

The following table sets forth, with respect to each director of the Company, the name and age of the director as of March 31, 2005, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Offeror pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of our directors, officers or key employees.

Name of Director	Age	Director Since	Position with the Company or principal occupation during the past five years

William Park	37	1997	William Park has served as our Chief Executive Officer since July 1999 and serves as President and Chairman of our board of directors, positions he has held since he co-founded Digital Impact in October 1997. From July 1996 through November 1996, Mr. Park was Director of Profile Marketing for NetAngels, an internet company focused on web personalization technologies. From 1989 to 1994, Mr. Park held a variety of marketing positions at ZAI*NET Software, Inc., an enterprise software company, where he became Vice President of Marketing in 1993. Mr. Park holds a B.A. from the University of Pennsylvania and an M.B.A. from Stanford University.

Michael Brown	46	1999	From May 1998 until July 2003, Mr. Brown served as Chairman of the Board of Quantum Corporation, a data storage company. From September 1995 until September 2002, Mr. Brown served as Chief Executive Officer of Quantum. Mr. Brown continues to be a member of Quantum’s board of directors. Mr. Brown also is a member of the board of directors of Nektar Therapeutics, a provider of drug delivery technology, and Veritas Software Corporation, a provider of storage software solutions. Mr. Brown holds a B.A. in economics from Harvard University and an M.B.A. from Stanford University.

Gerardo Capiel	36	1997	Gerardo Capiel has served as our Chief Technology Officer and as a member of our board of directors since he co-founded Digital Impact in October 1997. From August 1996 to August 1997, Mr. Capiel was Director of Internet/Internet Solutions for Altro Solutions, an information technology and business process consulting firm. Mr. Capiel holds a B.S. in engineering systems and computation from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Peter F. Pervere	57	2004	In May 2002, Mr. Pervere retired as the Chief Financial Officer of Commerce One, Inc. a position he held since 1997. Prior to joining Commerce One, Mr. Pervere was Vice President and Corporate Controller of Sybase, Inc., an enterprise software company. He was directly involved in the initial public offerings and subsequent financings at Commerce One and Sybase. For both companies, he managed all aspects of accounting, financial reporting, internal audit, tax, financial planning, treasury, investor relations, real estate and facilities management. Prior to joining Sybase, Mr. Pervere was an Audit Manager at Ernst & Young. Mr. Pervere is also a member of the board of directors of Intraware Inc., a provider of electronic software delivery and management software. Mr. Pervere holds a B.A. from Stanford University, has been previously certified as a Public Accountant in California, and is a member of the Financial Executives Institute.

Name of Director	Age	Director Since	Position with the Company or principal occupation during the past five years

Martha J. Deevy	45	2005	In October 2003, Ms. Deevy retired from Charles Schwab & Co., where she was Executive Vice President of the Emerging Affluent Business Unit since May 2002, Executive Vice President of Integrated Client Experience and General Manager, Schwab.com from June 2001 to May 2002, Senior Vice President and General Manager, Electronic Brokerage from May 2000 to June 2001, and Senior Vice President, Electronic Brokerage Marketing and Product Development from March 1999 to May 2000. Ms. Deevy holds a B.A. in Quantitative Economics from the University of Illinois and an M.B.A. in Finance and Management Information Systems from the University of Minnesota.

Edward J. Spiegel	74	2001	Since 1997, Mr. Spiegel has been a Professor of Direct Marketing at Northwestern University. In addition, Mr. Spiegel provides services to marketing consulting firms Spiegel Marketing Associates (as its President since its inception) and The Callahan Group (as a general partner since 1997). Mr. Spiegel also serves on the board of directors of several privately held companies. Mr. Spiegel holds a B.A. from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration of Dartmouth College.

Information Concerning the Company Board

The Company Board held twenty-four meetings and acted seven times by unanimous written consent during the Company’s fiscal year ended March 31, 2005.

The Company Board has a standing Audit Committee, Compensation Committee and Nomination Committee. The current charter for each of these committees is available on the investor relations page of our website, www.digitalimpact.com. The Company Board has determined that Messrs. Brown, Pervere and Spiegel and Ms. Deevy are “independent” as defined under the rules of the Nasdaq Stock Market. The Company Board has determined that all of the members of the Audit, Compensation and Nominating Committees are “independent” as defined under the rules of the Nasdaq Stock Market.

Audit Committee

The Audit Committee of the Company Board held five meetings during the fiscal year ended March 31, 2005. The Audit Committee meets alone with the Company’s independent auditors, who have free access to the Audit Committee at any time. The Audit Committee consists of Messrs. Pervere and Brown and Ms. Deevy, each of whom is financially literate. Ms. Deevy replaced Mr. Spiegel on the Audit Committee effective February 17, 2005. Mr. Pervere is the chairman of the Audit Committee. The Company Board has determined that Mr. Pervere is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K. The Company Board has also determined that all of the members of the Audit Committee are “independent” as defined under the rules of the Nasdaq Stock Market, including the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Audit Committee assists management in the establishment and supervision of the Company’s financial controls, evaluates the scope of the Company’s annual audit, reviews audit results, consults with management and the Company’s independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company’s financial affairs. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors, who report directly to the Audit Committee. The Audit Committee operates under a written charter adopted by the Company Board.

Compensation Committee

The Compensation Committee of the Company Board held six meetings, and acted by unanimous written consent seven times, during the fiscal year ended March 31, 2005. The Compensation Committee consists of Mr. Pervere and Mr. Brown. Mr. Brown is chairman of the Compensation Committee. Mr. Pervere replaced Ms. Quindlen on the Compensation Committee effective May 7, 2004. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees of the Company.

Nominating Committee

The Nominating Committee of the Company Board held three meetings, and acted by unanimous written consent two times, during the fiscal year ended March 31, 2005. The Nominating Committee consists of Mr. Spiegel and Mr. Brown. Mr. Spiegel replaced Ms. Quindlen on the Nominating Committee effective May 7, 2004. The Nominating Committee is responsible for seeking, screening and recommending for nomination candidates for election to the Company Board. Criteria used by the Nominating Committee to evaluate candidates include experience, judgment, industry knowledge, skills, diversity and service on other boards. The Nominating Committee may also consider such other factors as it may deem to be in the best interests of the Company and its stockholders. The Nominating Committee’s goal is to assemble a board of directors that encompasses a variety of perspectives and skills derived from high-quality business and professional experience. The Nominating Committee may, in its discretion, engage third party search firms to identify and assist in recruiting potential nominees. The Nominating Committee operates under a written charter adopted by the Company Board.

Board Attendance

During the fiscal year ended March 31, 2005, Mr. Spiegel was unable to attend nine of the thirty-one meetings of the Company Board and meetings of the committees of the Company Board on which Mr. Spiegel served. No other director attended fewer than 75% of the aggregate number of meetings of the Company Board and meetings of the committees of the Company Board on which such director served during the Company’s fiscal year ended March 31, 2005. Although the Company does not have a formal policy regarding attendance, the members of the Company Board are encouraged to attend the annual meeting of stockholders. All members of the Company Board attended the Company’s 2004 annual meeting.

Compensation of Directors

The Company’s 1999 Director Equity Plan (the “Director Plan”) provides for an automatic grant of restricted stock worth $20,000 to a non-employee director upon his or her initial appointment to the Company Board and subsequent annual grants of restricted stock worth $10,000. In addition, members of the Audit Committee and Compensation Committee receive an automatic annual grant of restricted stock worth $7,500 and $2,500, respectively. Under the Director Plan, restricted stock vests 25% on each of the first four anniversaries of its date of grant. Previously, the Company had granted certain non-employee directors options to purchase Common Stock under the Director Plan. The exercise price of all options that have been granted under the Director Plan is 100% of the fair market value per share of Common Stock on the date of grant.

The Company pays the chairman of the Audit Committee an annual fee of $5,000, payable on the date of the Company’s annual meeting.

Communications with the Board or Independent Directors

Any stockholder of the Company who desires to contact the Company’s Chairman of the Board or any other members of the Company Board are permitted to do so by writing to the following address: Board of Directors, c/o Corporate Secretary, Digital Impact, Inc., 177 Bovet Road, Suite 200, San Mateo, California 94402. Stockholders who would like their submission directed to a specific director should so specify. Communications received in writing will be collected, organized and processed by our Corporate Secretary, who will ensure that the communications are distributed to the Chairman of the Board or the other members of the Company Board as appropriate depending on the facts and circumstances outlined in the communication received. Where the nature of a communication warrants, the Corporate Secretary may decide to obtain the more immediate attention of the appropriate committee of the Company Board or an independent director, or the Company’s management or independent advisors, as the Corporate Secretary considers appropriate.

Executive Officers of the Company

The following information indicates the name, position and age of the executive officers of the Company at March 31, 2005 and their employment history during the past five years. Information regarding those executive officers of the Company who are also directors is set forth under “Company Board” above.

Name	Age	Position(s) Held
William Park	37	President, Chief Executive Officer and Chairman of the Board of Directors

Gerardo Capiel	36	Chief Technology Officer and Director

David Oppenheimer	48	Senior Vice President, Finance, Chief Financial Officer and Treasurer

Kevin Johnson	40	Senior Vice President, Products and Marketing

Michael Gorman	47	Senior Vice President, Marketing Services

David Oppenheimer has served as our Senior Vice President, Finance, Chief Financial Officer and Treasurer since July 1999. From November 1997 to July 1999, Mr. Oppenheimer was Vice President, Finance for Autodesk, Inc., a supplier of design and visual effect software. From January 1995 to November 1997, Mr. Oppenheimer held several positions with Honeywell, Inc., formerly AlliedSignal, Inc., an advanced technology and manufacturing company, including Chief Financial Officer of AlliedSignal Electronic Materials, Vice President of Finance for AlliedSignal Aerospace Services and Controller of AlliedSignal Engines. From August 1985 to January 1995, Mr. Oppenheimer was employed by United Airlines, most recently as Division Controller. Mr. Oppenheimer holds a B.S. in mechanical engineering from State University of New York, Buffalo and an M.B.A. from the University of California, Berkeley.

Kevin Johnson has served as our Senior Vice President, Products and Marketing since February 2003, and as Senior Vice President, Client Services from December 2001 to January 2003. Prior to joining Digital Impact, from November 2000 to November 2001, Mr. Johnson was Senior Vice President of Client Services at Netcentives, a relationship marketing technology and services provider. Mr. Johnson managed all aspects of Netcentives’ email marketing group (formerly Post Communications). Prior to his tenure at Netcentives, Mr. Johnson co-founded and served as CEO of Passporta.com, an e-commerce business providing hard-to-find local specialties from around the world, and spent five years with the Boston Consulting Group, where he provided strategic and operating expertise to leading multinational companies. Mr. Johnson holds a B.A. from the University of California, Berkeley and an M.B.A. from Stanford University.

Michael Gorman has served as our Senior Vice President, Marketing Services since January 2005, and as Senior Vice President, Search Marketing from March 2004 to January 2005. Before that, Mr. Gorman worked with Digital Impact as a consultant since October 2003. Prior to joining Digital Impact, Mr. Gorman served as a Vice President at A. T. Kearney from April 2001 to December 2002. He was a co-founder of Mitchell Madison Group (later acquired by US Web/CKS), a consulting firm, from 1994 to 2000, and co-founder of AdExpress

Co., a provider of targeted television advertising, from 1991 to 1992. From 1988 to 1991, Mr. Gorman served as Chief Financial Officer at ESPN.com. Mr. Gorman holds a B.A. in Economics from the University of Chicago and an M.B.A. from Harvard University.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors and persons beneficially owning more than 10% of the outstanding Common Stock of the Company to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% holders of Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on copies of such forms furnished as provided above, or written representations that no forms were required, the Company believes that for the fiscal year ended March 31, 2005, its officers, directors and owners of greater than 10% of its Common Stock complied with all Section 16(a) filing requirements applicable to them.

Executive Compensation

Summary Compensation Table

The following table sets forth for the periods presented compensation paid to, earned by or awarded to the Company’s chief executive officer and its four other most highly compensated executive officers for the fiscal year ended March 31, 2005. These officers are referred to as the named executive officers throughout this Information Statement. The footnotes to the table provide additional information concerning the Company’s compensation and benefit programs.

								Long-Term Compensation
	Fiscal Year	Annual Compensation						Restricted Stock Awards ($)		Securities Underlying Options (#)	All Other Compensation ($)
Name and Principal Position		Salary ($)			Bonus ($)
William Park Chief Executive Officer	2005 2004 2003	$ $ $	276,250 267,552 243,542	(1)	$ $	100,000 200,000 —	(2) (2)	— — —		— — —		— — —

Gerardo Capiel Chief Technology Officer	2005 2004 2003	$ $ $	200,000 194,583 186,923		$ $ $	50,000 100,000 50,000	(2) (2) (2)	— — —		— — —		— — —

David Oppenheimer Sr. Vice President, Finance, Chief Financial Officer and Treasurer	2005 2004 2003	$ $ $	250,000 234,260 233,042	(4)	$	— 50,000 —	(5)	$284,000 — —	(3)	— 190,000 —		— — —

Kevin Johnson Sr. Vice President, Products and Marketing	2005 2004 2003	$ $ $	225,000 202,083 198,333	(6) (8)	$	— 50,000 —	(9)	$319,500 — —	(7)	— 70,000 —		— — —

Michael Gorman Sr. Vice President, Marketing Services	2005 2004	$ $	202,500 16,667	(10)		$35,000 —	(11)	$248,500 —	(12)	— 150,000	$	— 35,000	(13)

(1)	Mr. Park’s salary was increased to $305,000 during the fiscal year ended March 31, 2005.
(2)	Represents payments under our cash-based founder retention program.
(3)	In January 2005, Mr. Oppenheimer exchanged options to purchase 190,000 shares of the Company’s Common Stock for a grant of 200,000 shares of restricted Company Common Stock. Mr. Oppenheimer’s restricted stock will vest at the rate of 6.25% per quarter until fully vested in December 2008. As of March 31, 2005, Mr. Oppenheimer held 187,500 unvested shares of restricted stock with an aggregate market value of $645,000 (based on a stock price on March 31, 2005 of $3.44). Mr. Oppenheimer is entitled to receive dividends on his shares of restricted stock.
(4)	Mr. Oppenheimer’s salary was increased to $250,000 during the fiscal year ended March 31, 2004.
(5)	Represents a retention bonus awarded to Mr. Oppenheimer. We paid Mr. Oppenheimer $17,000 of this bonus in April 2004. The remainder of this amount was paid to Mr. Oppenheimer on December 31, 2004.
(6)	Mr. Johnson’s salary was increased to $240,000 during the fiscal year ended March 31, 2005.
(7)	In January 2005, Mr. Johnson exchanged options to purchase 70,000 shares of the Company’s Common Stock for a grant of 225,000 shares of restricted Company Common Stock. Mr. Johnson’s restricted stock will vest at the rate of 6.25% per quarter until fully vested in December 2008. As of March 31, 2005, Mr. Johnson held 210,938 unvested shares of restricted stock with an aggregate market value of $725,627 (based on a stock price on March 31, 2005 of $3.44). Mr. Johnson is entitled to receive dividends on his shares of restricted stock.

(8)	Mr. Johnson’s salary was increased to $220,000 during our fiscal year ended March 31, 2004.
(9)	Represents a retention bonus awarded to Mr. Johnson. We paid Mr. Johnson $17,000 of this bonus in April 2004. The remainder of this amount was paid to Mr. Johnson on December 31, 2004.
(10)	Mr. Gorman’s salary was increased to $210,000 during the fiscal year ended March 31, 2005.
(11)	Represents commission earned by Mr. Gorman for his performance in managing our search and acquisitions organization during our fiscal year ended March 31, 2005. This amount, however, does not include certain commissions relating to our fiscal year ended March 31, 2005 that are to be paid by May 15, 2005, as such amount cannot be determined as of the date of this Information Statement.
(12)	In January 2005, Mr. Gorman exchanged options to purchase 150,000 shares of the Company’s Common Stock for a grant of 175,000 shares of restricted Company Common Stock. Mr. Gorman’s restricted stock will vest at the rate of 6.25% per quarter until fully vested in December 2008. As of March 31, 2005, Mr. Gorman held 164,063 unvested shares of restricted stock with an aggregate market value of $564,377 (based on a stock price on March 31, 2005 of $3.44). Mr. Gorman is entitled to receive dividends on his shares of restricted stock.
(13)	Represents consulting compensation paid to Mr. Gorman prior to his joining the Company as an employee. Mr. Gorman became an employee of the Company in fiscal year 2004.

Fiscal Year 2005 Stock Option Grants

The Company did not grant our named executive officers any stock options during the fiscal year ended March 31, 2005.

Aggregate Option Exercises in Fiscal Year 2005 and Fiscal Year-End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at March 31, 2005		Value of Unexercised In-the-Money Options at March 31, 2005(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
William Park	—	—	—	—	—	—
Gerardo Capiel	—	—	—	—	—	—
David Oppenheimer	—	—	16,250	—	$44,038	—
Michael Gorman	—	—	—	—	—	—
Kevin Johnson	—	—	220,312	42,188	$597,046	$114,329

(1)	Based on the closing price of our common stock on March 31, 2005 ($3.44).

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

Employment Agreement. Mr. Oppenheimer is party to an employment agreement, dated July 29, 1999, which is filed as Exhibit (e)(13) to the Schedule 14D-9. If, within twelve months after the Company undergoes a change in control, Mr. Oppenheimer’s employment is terminated by the Company without “cause” (as defined in Mr. Oppenheimer’s agreement) or he terminates his employment as a result of a reduction in his compensation, a change in his responsibilities or refusal of the successor company to assume the Company’s responsibilities under his employment agreement, 50% of his unvested equity awards will become vested as of the date of his termination of employment.

Executive Retention Agreements. The Company has entered into retention agreements with William Park, Gerardo Capiel, Kevin Johnson, David Oppenheimer and Michael Gorman, executive officers of the Company, which were revised on January 25, 2005, and further amended as of March 4, 2005, the form of which agreements are filed as Exhibits (e)(11) and (e)(12) to the Schedule 14D-9, respectively. Pursuant to the revised retention agreements of March 4, 2005, if the executive’s employment is terminated by the Company without “cause” (as defined in such executive’s agreement) or the executive resigns for “good reason” (as defined in such executive’s agreement) within twelve months following a change in control of the Company, then the executive will receive (i) severance equal to 100% of the executive’s annual base salary on the termination date (as opposed to six months per the January 25, 2005 agreement), (ii) twelve months’ paid medical benefits (as opposed to six months per the January 25, 2005 agreement) and (iii) full vesting of unvested equity awards.

As of March 28, 2005, the Company’s directors and executive officers held options to purchase 478,750 Shares in the aggregate, 376,145 of which were vested and exercisable as of that date, with exercise prices ranging from $0.73 to $17.50 and an aggregate weighted average exercise price of $1.31 per Share. As of March 28, 2005, the Company’s directors and executive officers held 654,477 shares of restricted stock in the aggregate, all of which were subject to forfeiture and the right of repurchase of the Company as of that date. Any unvested equity awards held by the Company’s directors and executive officers were issued pursuant to the Company’s 1998 Stock Plan, as amended and restated, or the Company’s 1999 Director Equity Plan, as amended and restated, filed as Exhibits (e)(9) and (e)(10) to the Schedule 14D-9, respectively (collectively, the “Plans”). Under the Plans, in the event of a change in control of the Company, if the successor corporation refuses to assume or substitute for an outstanding equity award under the Plans, in the discretion of the plan administrator, the holder thereof shall fully vest in and have the right to exercise such equity award as to all of the shares of capital stock such award is exercisable for, whether or not vested at the time of the change in control.

Retention Plan. The Company amended and restated the 2005 Employee Retention Plan as of March 8, 2005 (the “Amended and Restated Retention Plan”), which is filed as Exhibit (e)(14) to the Schedule 14D-9. Pursuant to the Amended and Restated Retention Plan, if a “covered employee” (as defined in the Amended and Restated Retention Plan) is terminated without “cause” (as defined in the Amended and Restated Retention Plan) within twelve months following a change in control of the Company, such covered employee will receive, (i) in the case of a director-level employee, severance equal to nine months of base salary, and in the case of an employee below director-level, severance equal to six months of base salary, (ii) Company-paid medical benefits for nine months for a director-level employee and six months for an employee below director- level and (iii) an additional twelve months of vesting acceleration for outstanding and unvested equity awards for each completed year of service the covered employee had performed for the Company. In addition, the Amended and Restated Retention Plan provides that in the event of a change in control of the Company, the Company cannot implement an amendment or termination of the plan that impairs the rights or potential rights of covered employees, unless mutually agreed by the covered employee and the Company

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is an officer or employee of the Company. No interlocking relationship exists between the Company Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

Certain Relationships and Related Transactions

Neither the Company nor any of its directors, nominees, officers, or beneficial owners of more than five percent of the outstanding Common Stock, or any immediate family member of the foregoing, are, or during fiscal year 2005 at any time were, or are proposed to be, parties to, or have a direct or indirect material interest in, any relationships or transactions, or series of related transactions, described in Item 404 of Regulation S-K promulgated by the SEC.

Annex II

[Letterhead of Credit Suisse First Boston LLC]

March 24, 2005

Board of Directors

Digital Impact, Inc.

177 Bovet Road

San Mateo, California 94402

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.001 per share (“Company Common Stock”), of Digital Impact, Inc. (the “Company”) other than affiliates of the Company of the Consideration (as defined below) to be received by such holders, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Acxiom Corporation (the “Acquiror”), Adam Merger Corporation, a wholly owned subsidiary of the Acquiror (“Purchaser”), and the Company. The Merger Agreement provides for, among other things, (i) the commencement by Purchaser of a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a purchase price of $3.50 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger” and, together with the Offer, the “Transaction”) of Purchaser with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each share of Company Common Stock not owned by the Acquiror or Purchaser will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated March 24, 2005 and certain related documents, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the contemplated benefits of the Transaction, that the Merger Agreement when signed will conform to the draft Merger Agreement reviewed by us in all respects material to our analyses and that the Transaction will be consummated in accordance with the terms of the draft Merger Agreement reviewed by us, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than affiliates of the Company, of the Consideration to be received by such holders in the Transaction, and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the

Board of Directors

Digital Impact, Inc.

March 24, 2005

Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided and in the future we may provide, investment banking and other financial services to the Company and the Acquiror, for which we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders, other than affiliates of the Company.

Very truly yours,

/s/ CREDIT SUISSE FIRST BOSTON LLC